IMSCO TECHNOLOGIES, INC.

                     MEMORANDUM OF RESPONSES TO SEC COMMENT
                            LETTER DATED MAY 9, 1997


The following responses of IMSCO Technologies, Inc. (the "Company") to your comment letter of May 9, 1997 have been numbered to correspond to the paragraphs of your letter. Also , pleased be advised generally that the Company has reduced the number of shares being registered under the Form SB-2 by 637,500, from a previous total of 3,429,772 to a new proposed registration of 2,792,272. Also, please note that the Hughes Marketing Agreement has been terminated by mutual agreement of the parties and all references to it have been accordingly deleted.


General

Noting your comment, the interim unaudited financial statements for the period ended March 31, 1997 have been included.

Prospectus Cover

As requested, a new sentence has been added to the second full paragraph of the cover to refelect the estimated costs the Company will incur from the offering.

Risk Factors

The reference in the "Shares Eligible for Future Shares" section has been corrected to reflect the referenced Rule 144 holding period as now two years instead of three years.

The reference to "the Commission" in the "Risk of Low Price Securities" section has been deleted and the word "current" in the penny stock rule discussion has also been deleted. Please note that the final two sentences of the same paragraph have been modified to reflect that the Company's tangible assets at March 31, 1997 are less than $2 million and consequently the Company's shares will not be excluded from the "penny stock" definition.

Management's Discussion

The second paragraph of "Year Ended December 31, 1995 Compared to Year Ended December 31, 1994" has been redrafted to clarify that against the subscription receivables reflected on the financial statements at December 31, 1994, there were in 1995 subsequent subscription withdrawals and nonpayments, charges for legal fees in Germany which were accounted to the Company in 1995 but related to the services performed in 1994 in connection with the private placement of shares by DH in 1994 and other miscellaneous offering costs and expenses. The Company permitted these items to be set-off in against the subscription receivables from DH reflected on the financial statement at December 31, 1994 and when the current auditors, Gordon Harrington 7 Osborn, P.C., became the Company's auditors in 1995, they felt it appropriate to restate that subscription receivables category on the Company's fiscal 1994 financial statement, with a corresponding adjustment to paid in capital and stockholders' equity, to reflect the actual net receivable paid.

Please be advised that the 150,000 shares issued to HTP-I is reported on the Consolidated Statement of Stockholders' Equity as part of the $197 transaction under common stock. See the supplemental schedule titled "Grouping for Consolidated Statement of Stockholders' Equity" which shows the 150,000 shares included as part of 196,667 (197,000) shares that had the effect of increasing common stock and


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decreasing paid in capital. The 150,000 shares were issued related to the financing and private placement. The cost of issuing stock is deducted from the proceeds of the issue and is not reported as an asset nor expense. Since this is a nonmonetary transaction and not a cash disbursement, the transaction was recorded as an offset to paid in capital in order for the common stock to be stated properly based upon the number of shares issued and outstanding times the stated par value of $.001 per share.

As requested in the same paragraph , it has been clarified that it was PML that paid for the shares in Media Credits under the Media Purchase Agreement.

As suggested, the second to last sentence has been corrected to properly reflect HTP-I and HTP-II.

Business

To avoid confusion and difficulty in obtaining its consent as an expert, the Company has elected to delete the reference to Lapuck Laboratories.

Management

Note 4 to the financial statements has been revised to report that Dirk Hagge as a former director. Mr. Hagge also has no further rights to designate directors to the Company's board of directors.

Security Ownership

Noting your comment, Footnote (1) has been expanded to clarify the relative degree of ownership and any direct or indirect control of HTP-II

As requested, the individual controlling person in footnote (2) has been identified.

As requested, the individual controlling person in footnote (3) has been identified.

Selling Shareholders

As requested, the table has been modified to reflect shares owned prior to the offering (which it should be noted are all of the selling shareholders outstanding shares owned), shares being registered and the shares to be owned after the offering shares that are being registered are sold.

Noting your comment, the relationships among HTP-I and HTP-II have been clarified.

REGISTRATION STATEMENT PART II

Item 27. Exhibits

The opinion of counsel and consent of counsel are filed herewith.

FINANCIAL STATEMENT COMMENTS

Media Credits

1. As requested the "Management's Discussion and Analysis" Section contain more informative


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description of the Media Purchase Agreement, Media Credits and prior experience of PML and GROW.

2. Management expects to use this asset over 1997 and has added this intent to the section.

3. The description has been expanded to reflect that, although the marketing plan is still being developed, the Media Credits may be used for any form of media advertisement, including print, radio, television and cable TV. Further, at the Company's option, the Media Credits may be used to cover the creative, design and implementation costs of the Company's marketing campaign.

4. Noting your comment, the reference on page 23 has been clarified to reflect that it is PML, not the Company, who provides the one-third cash component to GROW and two-thirds media or media credit to GROW, which, in turn, implements the final media purchase. The Company has a prepaid purchase order allowing it to acquire the up to $1.5 million worth of media from GROW. A sentence has been added reflecting that the Company's sole cash obligation in connection with the Media Purchase Agreement was the 10% selling commission payable to First Capital Investments, Inc., a registered securities broker-dealer on account of arranging the Media Purchase Agreement.

5. As requested, it has been added that the Company does not have the ability to transfer of assign its rights under the Media Purchase Agreement without PML's consent. However, considering that the Media Credits can be used to acquire any form of print, radio, television or cable TV at prevailing market published rates, the Company believes that asset value of the Media Credits owned under the Media Purchase Agreement, are equal to the prevailing market value into which any unused Media Credits are usable.

HTP-I Loan

6. The $300,000 loan shares in payment of the loan is based upon $1.32 per share price. This is the fair value based upon shares issued for cash to Hampton Tech. Partners, LLC at December 31, 1996. 761,000 shares were issued at net cash proceeds of $927,120. 227,273 shares were issued on December 31, 1996 to pay off the loan. See supplemental schedule titled "IMSCO Technologies, Inc. Equity" which summarizes the equity transactions. Also see Note 7 which also reports the shares issued in loan repayment.


7.   DPI, Inc. Exchange

As stated in Financial Statement Note 1, DPI is a subsidiary of IMSCO. Note 4 describes the exchange transaction. DPI, Inc. was a corporation which was originally established with the intent to be a separate division. The Company owned 80% or more of the DPI shares since its formation so there was no acquisition of DPI to report. Mr. Berg, Mr. Yurak, Mr. Fleming and others were rendering services to DPI and received their stock in DPI in 1995 for services rendered thereto. Indeed, Mr. Yurak's only compensation was derived from the shares of DPI by whom he was employed. As stated in the Proxy Statement and Notice of 1996 Annual Meeting held in July 1996, in 1995 the Board of Directors of the Company determined, without independent valuation, the fair market value of each share of DPI to be approximately $.50 per share, based on the fact that
(i) DPI was a newly formed, start up entity with no assets or revenue, (ii) DPI was a closely held, non-public company with no established market for its shares and (iii) the DPI shares were issued with restrictive legends on transfer. The IMSCO for DPI stock exchange described in Note 4 was discussed in detail in the Proxy Statement and Notice of 1996 Annual Meeting held in July 1996. Disclosure about the exchange transaction was reviewed by the SEC in connection with its review of the 1996 Annual Meeting Proxy



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Statement.

In connection with the Company's merger with IMSCO, Inc., in July 1996, set forth in the 1996 Proxy Statement which was approved by the shareholders at the Company's annual meeting in July 1996, Mr. Berg, Mr. Yurak, Dr. Waldman and others agreed to return the shares of DPI owned by each of them to DPI in exchange for shares of the Company such that DPI would become a wholly-owned subsidiary of the Company. Upon the issuance of the shares of the Company to Messrs. Berg, Yurak and Waldman and others they were deemed to receive additional value equal to the difference between the fair market value of the DPI shares, which was estimated by Imsco's Board of Directors to be $.50 per share in 1995, and the Company's shares issued to them in 1996, which were unregistered under the Securities Act of 1933, as amended, and were estimated by the Board of Directors, without indepndent appraisal, to have a discounted fair market value of approximately $1.25 per share (based on the then current market value of the Company's registered common stock, less a discount of approximately 30% due to their unregistered, restricted nature.

Stock Options and Warrants

8. See Note 13 which has been added to describe the Class C Warrants.

9. Your comment is duly noted.

10. As requested the notes to the financial statements have revised to reflect that the Comapny has adopted SFAS 123, with the additional disclosures.

Prior Period Adjustment

11. The ($17,970) in the course of being EDGARIZED was incorrectly placed in the wrong year column in the prior SB-2 version. The ($17,970) is now in the proper year column in both the September 30, 1996 Form 10-QSB/A and the December 31, 1996 Form 10-KSB. There was no prior period adjustment in 1995. The 1994 financial statements were revised and reissued by the predecessor accountant and included in the December 31, 1995 10KSB filing.

Nonmonetary Transactions

12. See our response under the second paragraph of Management's Discussion above. The 129,151 shares issued for private placement fees is part of the cost of issuing stock, which is usually deducted from the proceeds of the stock issue. This transaction was recorded similar to the 150,000 shares issued related to financing and private placement as an offset to paid in capital in order for common stock to be properly stated. The components of the 197,000 shares included 150,000 shares as discussed in paragraph 1 and 47,000 shares issued due to the exercise of warrants. The cash proceeds received upon exercise of these warrants were received in a previous year. The 47,000 shares were not issued until 1996. See supplemental schedules which summarize the equity transactions.

The stock of the Company is very thinly traded. Two major placements to Hampton Tech Partners I & II and Proxhill Marketing, Ltd. in 1996 comprise 70% of the 1996 shares issued. The trading price for these placements were based upon $1.32 per share fair market value. Since net cash proceeds of $927,120 were received at $1.32 per share from the Hampton Tech Partners placements, $1.32 per share was considered fair value for recording


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nonmonetary transactions.